January 16, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Re: Specialty Underwriters’ Alliance, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 6, 2006 File No. 000-50891

Dear Mr. Rosenberg:

I am writing on behalf of Specialty Underwriters’ Alliance, Inc. (the “Company”) in response to the verbal comments received by the Company from the Staff on November 21, 2006, relating to the above-referenced Annual Report on Form 10-K. Such verbal comments were provided in connection with the Company’s initial submission dated November 3, 2006, responding to the Staff’s comment letter dated as of September 29, 2006.

We appreciate the Staff’s review of, and comments to, our Form 10-K.

The Company provided draft disclosure to the Staff on December 8, 2006, in order to address the Staff’s verbal comments received by the Company on November 21, 2006. On December 19, 2006, the Staff followed up with an additional comment, in response to which the Company and the Staff agreed upon additional disclosure to resolve such further comment, as described below. Set forth below is a transcription of the Staff’s verbal comments and the Company’s responses.

1.    Please revise the disclosures proposed in response to prior comment 1 to quantitatively discuss historical and reasonably likely changes on your estimate and its underlying assumptions as contemplated by the penultimate paragraph of Section 501.14 of the Financial Reporting Codification.

Response: In response to this comment, we intend to modify our future disclosure consistent with the example attached hereto as Appendix A.

2.    We have the following comments regarding the disclosures you provided in response to prior comment 2:

a. As you appear to utilize multiple primary methods to determine your ultimate losses and loss adjustment expenses, please revise the disclosures to disclose the results of the multiple methods by line of business and explain how management determines the best estimate of its reserves from the multiple results. As you noted in appendix E of your response that you determine whether a given actuarial method should be relied upon on to a greater or lesser extent, please revise the disclosures to elaborate on the process of making this determination, indicate the determination you made, and describe how it affected the amount of reserves recognized.

Response: In response to this comment, we intend to modify our future disclosure consistent with the example attached hereto as Appendix D.

b. You responded that many factors such as frequency, severity, inflation and pricing trends affect the estimate of your reserves, please tell us whether historical or reasonably likely changes in each factor were or would be material to your reserves for each line of business. For those material factors, please revise your disclosures to quantify each factor by line of business or explain why you are unable to do so. In addition, please revise your disclosures to quantify the impact of reasonably likely changes in the material factors would have on your reserves for each line of business. In this regard, as you responded that it is impossible to discretely measure the affect of a single factor, please consider providing tabular disclose about the impact of concurrent changes in the material factors.

Response: On December 19, 2006, the Staff informed the Company that the draft disclosure provided by the Company in Appendices C and D on December 8, 2006 did not fully address Comment 2b above. In response, per subsequent telephone conversations between the Staff and the Company, we have added the following additional disclosure to Appendix D:

“We do not believe that it is reasonably likely that any change or changes in any factor or combination of factors would result in a material adjustment to our reserves.”

c. To the extent you continue to propose disclosing a range of reasonable loss and LAE reserve estimates, please also disclose a range for each line of business and describe your basis for determining the high and low ends of each range.

Response: In response to this comment, we intend to modify our future disclosure consistent with the example attached hereto as Appendix E.

3.    Regarding your response to prior comment 3, please revise the proposed table of contractual obligations to include the gross amount of loss reserves. While you appear to have ceded the losses of Potomac Insurance Company of Illinois, they would appear to be contractual obligations of yours because you would appear to still be primarily liable for those amounts. To the extent you believe the amount of these reserves that you expect to recover warrants discussion here, please propose a footnote to the table as opposed to proposing that the recoverable amount be netted against the amount of your contractual obligations.

Response: In response to this comment, we intend to modify our future disclosure consistent with the example attached hereto as Appendix F.

Addendum A, attached hereto, reflects certain additional revisions, as described in detail in Addendum A, which were made to the appendices following the Company’s informal submission on December 8, 2006.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had an opportunity to review this response, please contact the undersigned at (312) 277-1602 with any questions or further comments relating to this response letter.

Sincerely yours,

/s/ Peter E. Jokiel

Peter E. Jokiel

Executive Vice President and
          Chief Financial Officer

cc: Scott Goodreau, Esq.

Appendix A

Deferred Policy Acquisition Costs

We establish an asset for deferred policy acquisition costs such as up-front commissions, premium taxes and other variable costs incurred in connection with writing our lines of business. Deferred policy acquisition costs will be amortized over the period of coverage of the policies written which is 12 months. We assess the recoverability of deferred policy acquisition costs. Deferred policy acquisition costs are limited to the estimated amounts recoverable from future income after providing for losses and expenses included in future income that are expected to be incurred, based upon historical and current experience. If such costs are estimated to be unrecoverable, they will be expensed. Judgments as to ultimate recoverability of such deferred policy acquisition costs are highly dependent on future estimates of loss costs associated with unearned premium. The process of establishing loss reserves is complex and judgmental, as it must take into consideration many variables that are subject to the outcome of future events. Due to our limited operating history, there have been no historical changes in the recoverability of our deferred policy acquisition costs. We do not believe that any reasonably likely change in our loss development will affect the recoverability of deferred policy acquisition costs. See “Losses, Claims and Settlement Expenses.”

At December 31, 2005, deferred policy acquisitions costs were fully recoverable.

Appendix B

Loss and LAE reserves, by line of business at December 31, 2004 and 2005 for our primary insurance operations were as follows:

                                                           December 31, 2005                       December 31, 2004
                                           ---------------------------------------------- --------------------------------------
                                                 Case        IBNR            Total           Case        IBNR           Total

Gross Reserves                                                               (dollars in thousands)
Workers' compensation                           5,349        7,596          12,945            -            -             -
General liability                                  29        3,151           3,180            -            -             -
Auto liability                                    894          730           1,624            -            -             -
Other                                             206          179             385            -            -             -
                                           ------------  -------------  --------------  -------------  -----------  ------------
SUA Insurance Company (SUA)                     6,478       11,656          18,134            -            -             -
                                           ------------  -------------  --------------  -------------  -----------  ------------

Potomac Insurance Company of
                                           ------------  -------------  --------------  -------------  -----------  ------------
    Illinois (1)                               70,409       16,327          86,736          87,741       8,219        95,959
                                           ------------  -------------  --------------  -------------  -----------  ------------

Total gross reported loss and loss
                                           ------------  -------------  --------------  -------------  -----------  ------------
adjustment expense reserves                    76,887       27,983         104,870          87,741       8,219        95,959
                                           ============  =============  ==============  =============  ===========  ============

Ceded Reserves
                                           ------------  -------------  --------------  -------------  -----------  ------------
SUA ceded reinsurance recoverables                774        1,487           2,261            -            -             -
Potomac Insurance Company
     of Illinois (1)                           70,409       16,327          86,736          87,741       8,219        95,959
                                           ------------  -------------  --------------  -------------  -----------  ------------
Total ceded loss and loss
                                           ============  =============  ==============  =============  ===========  ============
adjustment expense reserves                    71,183       17,814          88,997          87,741       8,219        95,959
                                           ============  =============  ==============  =============  ===========  ============

Total net loss and loss
                                           ------------  -------------  --------------  -------------  -----------  ------------
adjustment expense reserves                     5,704       10,169          15,873          87,741       8,219        95,959
                                           ------------  -------------  --------------  -------------  -----------  ------------

(1)           On November 23, 2004, Specialty Underwriters’ Alliance, Inc. acquired Potomac Insurance Company of Illinois, or Potomac, and subsequently renamed the company SUA Insurance Company. Prior to the acquisition, Potomac entered into a transfer and assumption agreement with OneBeacon Insurance Company, or OneBeacon, whereby all of its liabilities existing as of the acquisition, including all direct liabilities under existing insurance policies, were ceded to and assumed by OneBeacon. We will not experience any gains or losses with respect to such legacy policies unless OneBeacon fails to honor its reinsurance obligation. To date, OneBeacon continues to handle, adjudicate and pay all claims that have arisen from such legacy policies.

Appendix C

Workers’ compensation

Workers’ compensation is generally considered a long-tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year even though most claims are reported early. While certain characteristics, such as initial medical treatment or temporary wage replacement for the injured worker are known early on, some others are discovered over the course of several years, such as permanent partial injuries. In addition, some characteristics can run as long as the injured worker’s life, such as permanent disability benefits and ongoing medical care.

Examples of reserving factors for workers’ compensation include:

•	mortality trends of injured workers with lifetime benefits and medical treatment or dependents entitled to survivor benefits;
•	claim handling philosophies;
•	state workers’ compensation benefit laws and reform initiatives;
•	mix between indemnity and medical-type claims;
•	future wage and/or medical inflation;
•	costs of medical treatments, including prescription drugs and underlying fee schedules, and use of preferred provider networks and other medical cost containment practices.

General liability

Our general liability product line is generally considered a long-tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year. General liability reserves are comprised primarily of bodily injury and to a lesser extent property damage. Bodily injury claims arise from physical injury as a result of the policyholder’s legal obligation arising from non-intentional acts such as negligence, subject to the insurance policy provisions. In some cases the damages can include future wage loss (which is a function of future earnings power and wage inflation) and future medical treatment. Property damage claims arise from damages to the claimant’s private property arising from the policyholder’s legal obligation for non-intentional acts. In most cases, property damage losses are a function of costs as of the loss date, or soon thereafter.

Examples of reserving factors for general liability include:

•	claim handling philosophies;
•	policy provisions or court interpretations of such provisions;
•	legal environment, such as theories of liability, amount of jury awards, propensity to sue, statutes of limitations, tort law, and settlement patterns;
•	large losses resulting from individual accounts or unique occurrences;
•	subrogation potential; and
•	cost and type of medical treatments.

Commercial automobile liability

The commercial automobile product line is mostly liability coverage which is primarily long-tail coverage. Claims that arise early on pertain to auto physical damage (property) and property damage (liability). Claims that take longer to formalize and are more difficult to estimate relate to bodily injury.

Examples of reserving factors for commercial automobile liability include:

•	claim handling philosophies;
•	policy provisions or court interpretations of such provisions;
•	legal environment, such as theories of liability, amount of jury awards, propensity to sue, statutes of limitations, tort law, and settlement patterns;
•	large losses resulting from individual accounts or unique occurrences;
•	subrogation potential; and
•	cost and type of medical treatments.

Appendix D

Instead of any single method, we use a combination of various actuarial and analytical methods to estimate the amount of reserves for each line of business on the basis of historical, statistical and industry information. Primary methods that we utilize to determine our ultimate losses and loss adjustment expenses include:

•	Paid loss development methods use historical loss payments over discrete periods of time to estimate losses. Historical paid loss development methods assume that the ratio of losses paid to ultimate loss in one period to the ratio of losses paid to ultimate loss in earlier periods will remain reasonably consistent.

•	Incurred loss development methods assume that the ratio of losses in one period to losses in earlier periods will remain reasonably consistent in the future.

•	Expected loss ratio methods are based on the assumption that ultimate losses vary proportionately to premiums. Expected loss ratios are typically developed based upon the information used in pricing, such as certain industry information and bureau analysis, and are multiplied by the total amount of premiums earned ~~written~~ to calculate ultimate losses.

•	Bornhuetter-Ferguson paid and incurred loss development methods ~~take~~ combine the expected loss ratio method with the traditional historical paid and incurred loss development methods ~~and adjust them for the estimated impact of changes from the past in factors such as inflation, the speed of claim payments or the adequacy of case reserves. Large losses can also be isolated and developed separately from the rest of the losses due to the impact they may have on these methods~~.

Because we have a limited operating history, and thus have limited historical loss development data, we rely on methodologies that focus on utilizing industry information and pricing expectations, such as the Bornhuetter-Ferguson methods and the expected loss ratio methods. Methods that utilize historical data to project ultimate losses, such as the loss development methods, are calculated and reviewed but are less relied upon. IBNR reserves represent our best estimate of ultimate losses after subtracting case incurred loss and loss adjustment expenses.

Management meets with its actuaries and evaluates the methods and factors previously discussed affecting each line of business in determining its reserves.  Management uses its discretion in considering these methods and factors without discretely measuring the impact of any factor. We do not believe that it is reasonably likely that any change or changes in any factor or combination of factors would result in a material adjustment to our reserves.

~~Appendix E~~

~~We perform an actuarial review of our reserves each quarter. Differences between previous estimates and actual experience are evaluated to determine whether a given actuarial method for estimating losses and LAE should be relied upon to a greater or lesser extent than it had been in the past. While some variance is expected each quarter due to the inherent uncertainty in loss and LAE, persistent or large variances would indicate that prior assumptions and/or reliance on certain reserving methods may need to be revised going forward.~~

Appendix ~~F~~E

The following table shows the recorded reserves and the high and low ends of our range of reasonable loss and LAE reserve estimates at December 31, 2005.

                                                  Gross Reserves
                                             (dollars in thousands)
                                              Low     Carried     High

Range of Estimates                           10,967              25,641
SUA Reserves                                          18,134

We determined the range of reserve estimates by summing the high and low estimates of the various actuarial methods applied to each line of business. The probability that ultimate losses will fall outside ~~of~~ the ranges of estimates by line of business is higher for each line of business individually than it is for the sum of the estimates for all lines taken together due to the effects of diversification. The diversification effects result from the fact that losses across our different lines of business are not completely correlated. Although we believe our reserves are reasonably stated, ultimate losses may deviate, perhaps materially, from the recorded reserve amounts and could be above the high end of the range of actuarial projections. This is because ranges are developed based on known events as of the valuation date, whereas the ultimate disposition of losses is subject to the outcome of events and circumstances that may be unknown as of the valuation date.

Appendix ~~G~~F

Table of Contractual Obligations

                                                               Payment Due by Period
                                      -----------------------------------------------------------------------
                                                    Less Than                                       More Than
Contractual Obligations               Total           1 Year        1-3 Years       3-5 Years        5 Years
-----------------------               -----         ---------       ---------       ---------       ---------
                                                              (dollars in thousands)

Loss & Loss
Adjustment
Expense Reserves –
SUA Insurance Company                 18,134           4,764           5,764           2,446           5,160
Loss & Loss
Adjustment Expense
Reserves – Potomac
Insurance Company of
Illinois(1)                           86,736          19,254          27,732          15,215          24,535
Total Loss & Loss
Adjustment Expense Reserves          104,870          24,018          33,496          17,661          29,695

(1) On November 23, 2004, Specialty Underwriters’ Alliance, Inc. acquired Potomac and subsequently renamed the company SUA Insurance Company.  Prior to the acquisition, Potomac entered into a transfer and assumption agreement with OneBeacon, whereby all of its liabilities existing as of the acquisition, including all direct liabilities under existing insurance policies, were ceded to and assumed by OneBeacon. We will not experience any gains or losses with respect to such legacy policies unless OneBeacon fails to honor its reinsurance obligation.  To date, OneBeacon continues to handle, adjudicate and pay all claims that have arisen from such legacy policies.

“Loss & Loss Adjustment Expense Reserves” do not have a contractual maturity date and as discussed herein are subject to change due to a wide variety of factors and cannot be predicted with certainty. Actual future loss payments may differ materially from the current estimates shown in the table above.

Addendum A

Please note that the following changes, which are reflected in the appendices attached hereto, are changes made to the appendices which were previously sent to the Staff informally on December 8, 2006 (additions are underlined and bolded and deletions are crossed-out):

1.     Appendix A: The following revisions have been made to the last two sentences of Appendix A:

Due to our limited operating history, there have been no historical changes in the recoverability of our deferred policy acquisition costs. We do not believe that any reasonably likely change in our loss ~~ratio~~ development will affect the recoverability of deferred policy acquisition costs.

2.   Appendix D:

a. The first bullet point of Appendix D is revised as follows:

Paid loss development methods use historical loss payments over discrete periods of time to estimate losses. Historical paid loss development methods assume that the ratio of losses paid to ultimate loss in one period to the ratio of losses paid to ultimate loss in earlier periods will remain reasonably consistent.

b. The word “methods” has been added to the end of the fourth bullet point of Appendix D.

c. The final paragraph of Appendix D has been revised as follows (the last sentence was added pursuant to telephone discussions between the Company and the Staff on or about January 9, 2007):

Management meets with its actuaries and evaluates methods and factors previously discussed affecting each line of business~~,~~ in determining its reserves. Management uses its discretion in considering these methods and factors without discretely measuring the impact of any ~~individual methods or~~ factor. We do not believe that it is reasonably likely that any change or changes in any factor or combination of factors would result in a material adjustment to our reserves.

3.   Appendix F: In the Table of Contractual Obligations, the last number in the column entitled "More Than 5 Years" has been revised from 26,695 to 29,695.